UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

18 May 2018

Commission File Number 1-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-224340) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

The Report comprises the following:

Exhibit No.		Description

1.1	—	Underwriting Agreement between Diageo plc, Diageo Capital plc, Barclays Capital Inc., Goldman Sachs & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Santander Investment Securities Inc., Standard Chartered Bank and UBS Securities LLC, dated as of May 15, 2018.

1.2	—	Pricing Agreement between Diageo plc, Diageo Capital plc, Barclays Capital Inc., Goldman Sachs & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Santander Investment Securities Inc., Standard Chartered Bank and UBS Securities LLC, dated as of May 15, 2018.

4.1	—	Officer’s Certificate of Diageo plc and Diageo Capital plc dated May 18, 2018 pursuant to Section 301 of the Indenture, dated as of August 3, 1998, between Diageo plc, Diageo Capital plc and The Bank of New York Mellon, as Trustee.

4.2	—	Form of Global Note for the Floating Rate Notes due 2020 (included in Exhibit 4.1 hereof).

4.3	—	Form of Global Note for the 3.000% Notes due 2020 (included in Exhibit 4.1 hereof).

4.4	—	Form of Global Note for the 3.500% Notes due 2023 (included in Exhibit 4.1 hereof).

4.5	—	Form of Global Note for the 3.875% Notes due 2028 (included in Exhibit 4.1 hereof).

5.1	—	Opinion of Slaughter and May, English solicitors to Diageo plc and Diageo Capital plc, as to the validity of the securities.

5.2	—	Opinion of Sullivan & Cromwell LLP, U.S. counsel to Diageo plc and Diageo Capital plc, as to the validity of the securities.

5.3	—	Opinion of Morton Fraser Solicitors, Scottish solicitors to Diageo plc and Diageo Capital plc, as to the validity of the securities.

23.1	—	Consent of Slaughter & May (included in Exhibit 5.1 hereof)

23.2	—	Consent of Sullivan & Cromwell LLP (included in Exhibit 5.2 hereof)

23.3	—	Consent of Morton Fraser LLP (included in Exhibit 5.3 hereof)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

/s/ James Edmunds
Name: James Edmunds
Title: Deputy Company Secretary
May 18, 2018